                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13D-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. )(3)

                      TRANS WORLD ENTERTAINMENT CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    89336Q100
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 800
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 20, 2010
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89336Q10                    13D                                 Page 2


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Partners, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 0
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 0%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

------------
(1) Based on 31,395,439 shares of common stock of Trans World Entertainment Corporation (the "Issuer") outstanding as of March 28, 2010, as reported in the Issuer's Fiscal Year Report on Form 10-K for the year ended January 30, 2010 filed with the Securities and Exchange Commission on April 15, 2010.

CUSIP No. 89336Q10                    13D                                 Page 3


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Management LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) AF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         574,418(2)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           378,381(3)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           574,418(2)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    378,381(3)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 574,418(3)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 1.83%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IA
--------------------------------------------------------------------------------

------------

(2) Riley Investment Management LLC has sole investment and voting power over 574,418 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(3) Riley Investment Management LLC has shared voting and dispositive power over 378,381 shares of Common Stock held by its investment advisory clients. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 89336Q10                    13D                                 Page 4

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     B. Riley & Co., LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         100,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           100,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 0.3%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) BD
--------------------------------------------------------------------------------

CUSIP No. 89336Q10                    13D                                 Page 5

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     B. Riley & Co. Retirement Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         34,148
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           34,148
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 34,148
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 0.1%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) EP
--------------------------------------------------------------------------------

CUSIP No. 89336Q10                    13D                                 Page 6

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bryant R. Riley
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) AF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         793,665(4)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           378,381(5)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           793,665(4)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    378,381(5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 793,665(5)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 2.5%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

------------

(4) Because Riley Investment Management LLC has sole voting and investment power over security holdings of certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 574,418 shares held in managed accounts by its investment advisory clients. Includes 34,148 shares held by the B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee. Includes 100,000 shares held by B. Riley & Co., LLC over which Mr. Riley has sole voting and dispositive power. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC. Includes 1,000 shares held by Mr. Riley's children and 84,099 shares of Common Stock held by Mr. Riley.

(5) Riley Investment Management LLC has shared voting and dispositive power over 378,381 shares of Common Stock held by its investment advisory clients. Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 89336Q10                    13D                                 Page 7


ITEM 1.       SECURITY AND ISSUER


              Common Stock ("Common Stock") of Trans World Entertainment Corporation (the "Issuer")
              38 Corporate Circle
              Albany, New York 12203


ITEM 2.       IDENTITY AND BACKGROUND
         (a) (i) Riley Investment Partners, L.P. (Delaware limited partnership) Riley Investment Management LLC (Delaware limited liability company)
                  Bryant Riley (individual residing in California)
             (ii) B. Riley & Co., LLC (Delaware limited liability company)
                  B. Riley & Co. Retirement Trust
         (b) Address of Principal Business Office or, if none, Residence
             (i)  11100 Santa Monica Blvd.
                  Suite 800
                  Los Angeles, CA 90025
             (ii) 11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

         (c) Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment Adviser to and general partner of Riley Investment Partners, L.P. ("RIP"). RIM is the investment advisor to other clients pursuant to investment advisory agreements. Mr. Riley is the trustee of the B. Riley & Co. Retirement Trust ("BRCRT"). Mr. Riley is the sole indirect equity holder and Chairman of B. Riley & Co., LLC ("BRC").

         (d) N/A

         (e) N/A

         (f) United States

CUSIP No. 89336Q10                    13D



ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

         (b) See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

         (c) In the ordinary course of business, BRC may effect transactions in connection with its ordinary course market making activities, as well as for customer transactions. The following are the other transactions in the past 60 days.

CUSIP No. 89336Q10                    13D                                 Page 8

TYPE

TRAN CODE      QUANTITY     PRICE    TRADE DATE

Riley Investment Ptrs., L.P.

SL               5500      1.89      04/14/2010
SL               3600      1.8981    04/15/2010
SL            100,000      1.7501    04/16/2010
SL            106,966      1.7574    04/19/2010
SL            181,027      1.7451    04/20/2010

Bryant Riley

SL            14,133       1.70        04/20/2010







         (d) RIM's advisory clients are entitled to any dividends or proceeds paid with respect to stock held by such persons.

         (e)      Not applicable.

CUSIP No. 89336Q10                    13D                                Page 10


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The relationships between Mr. Riley, RIM, RIP, BRC and BRCRT are described above under Item 2(c) above. The relationship between RIM and other investment advisory clients is described under Item 2(c) above.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              NONE

CUSIP No. 89336Q10                    13D                                Page 11


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2010

                                     Riley Investment Partners, L.P.
                                     By: Riley Investment Management LLC, its
                                         General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member

                                     Riley Investment Management LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co, LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Chairman

                                     B. Riley & Co. Retirement Trust


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Trustee


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley